Exhibit 12

                       Public Service Company of Oklahoma
                Consolidated Ratio of Earnings to Fixed Charges
                       For Years Ended December 31, 2000

                             2000      1999      1998      1997      1996
                                      (thousands, except ratios)

Operating Income           $ 96,669  $ 98,713  $115,074  $ 82,024  $ 99,738
Adjustments
  Income Taxes               10,291    18,562    52,494    12,313    25,257
  Provision for
    Deferred Income Taxes    25,453    14,521    (1,651)    8,615    (2,526)
Deferred Investment
      Tax Credits            (1,791)   (1,791)   (1,795)   (2,278)   (2,784)
Charges for Investments
      and Plant Development
      Costs, Net of Tax        -         -         -          (75)  (35,708)
Other Income and Deductions   8,739       745      (951)      729       (95)
Allowance for Borrowed and
  Equity Funds Used During
  Construction                4,631     1,636     2,029     2,317     1,722
     Earnings              $143,992  $132,386  $165,200  $103,645  $ 85,604

Fixed Charges:
  Interest on
   Long-term Debt           $26,473   $26,528   $29,136   $30,474   $30,555
  Interest on
   Short-term Debt           10,902     7,058     4,107     4,100     5,623
  Distributions on Trust
   Preferred Securities       6,000     6,000     6,000     3,967      -
    Fixed Charges           $43,375   $39,586   $39,243   $38,541   $36,178

Ratio of Earnings to
  Fixed Charges                3.31      3.34      4.20      2.68      2.36